January 20, 2010

Mr. Tom Kluck Division of Corporation Finance Legal Branch Chief Securities and Exchange Commission 100 F Street, N.E. Washington, D.C.20549	VIA EDGAR

Re:          Elbit Imaging Ltd.
Form 20-F
Filed June 19, 2009
File No.000-28996

Dear Mr. Kluck:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 23, 2009, regarding the Annual Report on Form 20-F of Elbit Imaging Ltd. (the “Company” or “we”), for the year ended December 31, 2008, which was filed with the Commission on June 19, 2009 (the “Form 20-F”).

For reference purposes, the Staff’s comment has been reproduced herein, followed by the Company’s response.

Item 19. Exhibits

1.
Please file all exhibits required by Item 19 of Form 20-F. For example, we note that you have entered into agreements with your chairman and vice chairman that you have not filed. We also note that you have entered into a relationship agreement with Plaza Centers. Additionally, we note that you have entered into multiple agreements for the purchase of properties and loan agreements. Please file these agreements or tell us why you believe you are not required to file the agreements under Item 19.4.

Response

In preparing our Form 20-F we conducted an internal assessment of certain documents and agreements in order to determine whether they should be filed as exhibits to the Form 20-F.

We concluded that certain agreements that we have entered into were not required to be filed as exhibits according to the provisions of Item 19.4 of Form 20-F, since we view such agreements as immaterial in amount and/or we are not substantially dependent on them.

We did not file the agreements specifically mentioned in your letter for the reasons detailed below:

•
Agreements with Chairman and Vice Chairman - although the material terms of these agreements were described in Item 6.B of the Form 20-F, the agreements are not required to be publicly filed in our home country and are not otherwise publicly disclosed by us. Therefore, we have followed the exemption provided in Item 19.4(c)(v) of Form 20-F, which allows us to follow home country practice in this regard.

•
Relationship Agreement with Plaza Centers N.V. - this agreement is essentially a non-competition agreement with our subsidiary, Plaza Centers N.V. We consider this agreement to be immaterial to us, as it is an inter-company agreement, entered with a 73.7% held subsidiary whose results and operations are consolidated in our consolidated financial statements.

•
Purchase of Properties - we consider the purchase of land and property that are mainly designated as trading property (inventories) as a contract of the type that ordinarily accompanies the kind of business we and our subsidiaries conduct, and therefore we do not consider such contracts as material. However, since some agreements for the acquisition of land or property may be in significant amounts, we calculated the consideration under each such contract for acquisition of land or property as a percentage of our consolidated trading property or property, plant and equipment as the case may be, all in accordance with the provisions of Item 19.4(b) and found the consideration for each such contract to be less than 15% of our consolidated trading property or property, plant and equipment as the case may be.

•
Loan Agreements - we consider our financing loans as agreements entered in the ordinary course of business unless the amount under each agreement exceeds 15% of our total liabilities. While preparing the Form 20-F, we examined our loans and notes and determined that, except for the Series B Notes issued by our subsidiary Plaza Centers, none of our loans and notes exceeded 15%. However, we have re-examined this matter and realized that the Series B Notes were erroneously omitted from the Form 20-F. Accordingly, we will file the documents pertaining to the Series B Notes as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2009, which we are currently in the midst of preparing, by incorporating by reference the unofficial translation from the Hebrew language of the deed of trust entered into between Plaza Centers N.V. and Reznik Paz Nevo dated January 31, 2008 and Amendment No. 1 to such deed of trust dated February 17, 2008, which were filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2007.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-608-6012.

We thank you in advance for your assistance.

Sincerely,

/s/ Doron Moshe
Doron Moshe
Chief Financial Officer